Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$5,000,000	$682.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180289

PRICING SUPPLEMENT

Dated January 8, 2013

(To Prospectus dated March 22, 2012 and

Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.
Callable Step-Up Rate Notes

}	$5,000,000 Callable Step-Up Rate Notes due July 24, 2025

}	12.5-year term; callable in January 2017, January 2021 and January 2025 at Issuer’s discretion

}	Semi-annual fixed coupon payments that increase over the term of the Notes

}	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Callable Step-Up Rate Notes (the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-8 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-5 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public[1]	Underwriting Discount[2]	Proceeds to Issuer
Per Note	At variable prices	$7.50	$992.50
Total	At variable prices	$37,500.00	$4,962,500.00

1 HSBC USA Inc. has sold the Notes, and will continue offering the Notes from time to time after the date of this pricing supplement, in one or more negotiated transactions at varying prices determined at the time of each sale. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of this pricing supplement.

2 The expected underwriting discount is $7.50 per $1,000 in Principal Amount of the Notes. However, the underwriting discount in connection with each sale will be determined at the time of each sale, and will not exceed $20.00 per $1,000 in Principal Amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Callable Step-Up Rate Notes due July 24, 2025

This pricing supplement relates to a single offering of Callable Step-Up Rate Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.

The offering of the Notes has the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Trade Date:	January 8, 2013
Pricing Date:	January 8, 2013
Original Issue Date:	January 24, 2013
Maturity Date:	July 24, 2025, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon, if any.
Coupon:	The Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date. See “Coupon” on page PS-3 of this pricing supplement.
Coupon Rate:	The applicable Coupon Rate specified below will be calculated on a 30/360 unadjusted basis.
From (and including)	To (but excluding)	Coupon Rate
January 24, 2013	January 24, 2017	2.25% per annum
January 24, 2017	January 24, 2021	3.25% per annum
January 24, 2021	January 24, 2025	4.25% per annum
January 24, 2025	July 24, 2025	5.25% per annum
The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.
Coupon Payment Dates:	The 24th calendar day of each January and July commencing on July 24, 2013, up to and including the Maturity Date or the Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day as if made on the date the payment was due, and no additional interest will accrue as a result of that postponement.
Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on the Call Payment Dates set forth below. In order to redeem the Notes, we will distribute written notice of our intent to call the Notes on or prior to the applicable Call Notice Date. If the Notes are called, you will receive the Principal Amount plus the accrued Coupons on the Notes. If the Notes are called, you will cease to be paid Coupons in respect of the Coupon Payment Dates after the Call Payment Date.
Call Notice Dates:	10 Business Days prior to the applicable Call Payment Date.
Call Payment Dates:	January 24, 2017, January 24, 2021, and January 24, 2025.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40432X7F2/US40432X7F22
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

PS-2

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-5 of this pricing supplement and beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Coupon

Unless the Notes are called, the Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date, which is the 24th calendar day of each January and July commencing on July 24, 2013, up to and including the Maturity Date or the Call Payment Date, as applicable. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes—Interest and Principal Payments—Recipients of Interest Payments” on page S-11 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

PS-3

INVESTOR SUITABILITY

The Notes may be suitable for you if:

}	You are willing to make an investment that may be called as early as January 24, 2017. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the Call Payment Date and will not receive any further Coupon payments.

}	You are willing to invest in the Notes based on the fact that your maximum potential return are the Coupons set forth above.

}	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

}	You do not seek an investment for which there will be an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

}	You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

}	You are unwilling to make an investment in Notes that we can call as early as January 24, 2017, thereby potentially limiting your return on the Notes.

}	You are unwilling to invest in the Notes based on the fact that your maximum potential return are the Coupons set forth above.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

PS-4

Risk Factors

In addition to the following risks, we urge you to read the section “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including Coupons and any return of principal at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

The Notes May Be Called Prior to the Maturity Date.

If the Notes are called early, the holding period over which you will receive Coupon payments could be as little as four years. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of our call right. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

The Notes Are Not Ordinary Debt Securities; the Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you should not expect to earn the higher scheduled Coupon Rates that are payable later in the term of the Notes, because the Notes are likely to be redeemed on a Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the higher Coupon Rates, which are only applicable to the later years in the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Variable Price Reoffering Risks.

HSBC has sold the Notes, and will continue offering the Noes from time to time for sale after the Trade Date, at varying prices determined at the time of each sale. Accordingly, the price you pay for the Notes may be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchase the Notes (e.g., directly from HSBC or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

PS-5

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PS-6

ILLUSTRATIVE EXAMPLE

The following example is provided for illustrative purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the return on the Notes. The assumptions we have made in connection with the illustration set forth below may not reflect actual events. You should not take this example as an indication or assurance of the expected performance of the Notes.

The table below illustrates the total return on the Notes based solely on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

}	Principal Amount:	$1,000

}	Coupon Rate:	Years 1-4:	2.25% per annum (30/360)

		Years 5-8:	3.25% per annum (30/360)

		Years 9-12:	4.25% per annum (30/360)

		The last six months:	5.25% per annum (30/360)

}	The Notes are held until maturity and are not called early.

Years	Coupon Rate (per annum)	Coupon (per annum)	Yield to Worst*
1-4	2.25%	$22.50	2.2500%
5-8	3.25%	$32.50	2.7230%
9-12	4.25%	$42.50	3.1664%
12-12.5	5.25%	$52.50	3.2331%
Total Return at Maturity:	3.2331%

* “Yield to Worst” is the lower of (a) the yield calculated to the Maturity Date and (b) the yield calculated to the relevant Call Payment Date.

PS-7

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC has sold the Notes, and will continue offering the Notes from time to time after the Trade Date, in one or more negotiated transactions at varying prices determined at the time of each sale.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount that is set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or offered the Notes directly to investors. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2% per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on page PS-2 of this document, which will be the eleventh business day following the Trade Date.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes before the third business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us.  Depending on the issue price of the Notes, the Notes may be issued with original issue discount (“OID”).  However, if the issue price of the Notes is equal to the Principal Amount of the Notes, the Notes should not be treated as issued with OID despite the fact that the interest rate on the Notes is scheduled to periodically step-up over the term of the Notes because applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we call the Notes immediately before the increase in the interest rate on January 24, 2017, and therefore the Notes should be treated as maturing on such date for purposes of calculating OID. This assumption is made solely for purposes of determining whether the note is issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the Notes at any time. If we do not call the Notes prior to the increase in the interest rate on January 24, 2017, then, solely for purposes of calculating OID, the Notes will be deemed to be reissued at their adjusted issue price on January 24, 2017. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis should apply to each subsequent interest rate step-up date.

Except to the extent of original issue discount, if any, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the accompanying prospectus supplement.  In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

PS-8

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer’s Current Report on Form 8-K dated July 27, 2012.

PS-9

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$5,000,000 Callable Step-Up Rate
Notes due July 24, 2025

January 8, 2013

PRICING SUPPLEMENT

Pricing Supplement
General	PS-3
Investor Suitability	PS-4
Risk Factors	PS-5
Illustrative Example	PS-7
Supplemental Plan of Distribution (Conflicts of Interest)	PS-8
U.S. Federal Income Tax Considerations	PS-8
Validity of the Notes	PS-9

Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60